U
NITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for July, 2019
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes _____ No __X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes _____ No __X__
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes _____ No __X__

Enclosures: SASOL LIMITED | NOTIFICATION OF AN ACQUISITION OF
BENEFICIAL INTEREST IN SASOL SECURITIES

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL
NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(“Sasol”)

NOTIFICATION OF AN ACQUISITION OF BENEFICIAL INTEREST IN SASOL
SECURITIES

In compliance with section 122(3)(b) of the Companies Act, 71 of 2008 (“the
Companies Act”), and Regulation 121(2)(b) of the Companies Act Regulations, 2011
and paragraph 3.83(b) of the JSE Listings Requirements, shareholders are advised that Sasol has received notification from the Public Investment Corporation (“PIC”) of an acquisition by PIC of Sasol securities such that PIC now holds 15.049% of
Sasol’s total issued securities.

As required in terms of section 122(3)(a) of the Companies Act, Sasol has filed the required notice with the Takeover Regulation Panel.

31 July 2019
Sandton

Sponsor: Merrill Lynch South Africa Proprietary Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 July 2019 By: /s/ V D Kahla
Name: Vuyo Dominic Kahla
Title: Company Secretary